SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934
For the month of June, 2006
Commission File Number 000-50991
TELVENT GIT, S.A.
(Translation of registrant’s name into English)
Valgrande, 6, 28108, Alcobendas, Madrid, Spain
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑	Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☑
Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Item 1.01 Entry into a Material Definitive Agreement
     On May 31, 2006, our subsidiary, Telvent Traffic North America Inc. (“Telvent Traffic”), entered into a credit agreement with LaSalle Bank National Association under which it may borrow up to U.S. $20 million. The obligations of Telvent Traffic under the credit agreement are guaranteed by Telvent GIT, S.A. The credit facility is available for partial financing of acquisitions permitted under the agreement. The credit facility matures on May 1, 2007. Loans under the credit agreement bear interest on the outstanding principal amount at a rate per annum equal to either (depending on the election made by Telvent Traffic): (i) the prime rate in effect as publicly announced by LaSalle Bank National Association or (ii) the London Interbank Offering Rate for United States dollar deposits in the London Interbank Eurodollar market (LIBOR), plus an applicable margin which is based on the leverage ratio of Telvent GIT, S.A. The leverage ratio is the ratio of consolidated debt to consolidated EBITDA (net income plus the sum of expenses for interest, taxes, depreciation and amortization). The minimum margin is 0.75% and the maximum applicable margin is 1.25%. For prime rate loans, interest is payable quarterly in arrears. For LIBOR loans, interest is payable in arrears on the last day of each interest period, which can be one, two, three or six months, as selected by Telvent Traffic. This credit facility is not a revolving facility.
Item 2.03. Creation of a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement of a Registrant
     The information described above under “Item 1.01. Entry into a Material Definitive Agreement” is incorporated herein by reference.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

TELVENT GIT, S.A. (Registrant)

By:	/s/ Manuel Sánchez Name: Manuel Sánchez
Title: Chief Executive Officer
Date: June 6, 2006

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